Exhibit 12

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in millions, except ratios)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) before provision for income taxes	$179.7	$66.7	$(61.9)	$121.9	$139.1
Add:
Fixed charges	25.1	28.4	26.7	26.6	29.5

Total earnings	$204.8	$95.1	$(35.2)	$148.5	$168.6

Fixed charges:
Interest expense	$20.2	$23.7	$22.1	$22.9	$25.7
Rental interest factor	4.9	4.7	4.6	3.7	3.8

Total fixed charges	$25.1	$28.4	$26.7	$26.6	$29.5

Ratio of earnings to fixed charges	8.2:1	3.3:1	(a )	5.6:1	5.7:1

(a)	The coverage deficiency for the year ended December 31, 2011 was $69.1 million.